UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FLO Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

339721 10 2

(CUSIP Number)

Jaime Lester

Soundpost Partners, LP

405 Park Avenue, 6th Floor

New York, NY 10022

(646) 536-2509

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: Soundpost Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 555,554 (1)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,111,108

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,111,108
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.26% (2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	This figure excludes 555,554 shares of FLO Corporation common stock that the reporting person has the right to acquire within 60 days of December 10, 2007 upon the exercise of warrants.

(2)	Calculated on the basis of 1,793,118 shares of FLO Corporation common stock issued and outstanding as of December 10, 2007, provided that any additional shares of common stock that a stockholder has the right to acquire within 60 days after December 10, 2007 are deemed to be outstanding for the purpose of calculating that stockholder’s percentage beneficial ownership.

1	NAME OF REPORTING PERSON: Soundpost Capital Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 555,554 (1)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,111,108

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,111,108
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.26% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	This figure excludes 555,554 shares of FLO Corporation common stock that the reporting person has the right to acquire within 60 days of December 10, 2007 upon the exercise of warrants.

(2)	Calculated on the basis of 1,793,118 shares of FLO Corporation common stock issued and outstanding as of December 10, 2007, provided that any additional shares of common stock that a stockholder has the right to acquire within 60 days after December 10, 2007 are deemed to be outstanding for the purpose of calculating that stockholder’s percentage beneficial ownership.

1	NAME OF REPORTING PERSON: HFR HE Soundpost Master Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (c) ☒ (d) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 555,554 (1)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,111,108

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,111,108
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.26% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	This figure excludes 555,554 shares of FLO Corporation common stock that the reporting person has the right to acquire within 60 days of December 10, 2007 upon the exercise of warrants.

(2)	Calculated on the basis of 1,793,118 shares of FLO Corporation common stock issued and outstanding as of December 10, 2007, provided that any additional shares of common stock that a stockholder has the right to acquire within 60 days after December 10, 2007 are deemed to be outstanding for the purpose of calculating that stockholder’s percentage beneficial ownership.

1	NAME OF REPORTING PERSON: Jaime Lester
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 555,554 (1)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,111,108

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,111,108
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.26% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	This figure excludes 555,554 shares of FLO Corporation common stock that the reporting person has the right to acquire within 60 days of December 10, 2007 upon the exercise of warrants.

(2)	Calculated on the basis of 1,793,118 shares of FLO Corporation common stock issued and outstanding as of December 10, 2007, provided that any additional shares of common stock that a stockholder has the right to acquire within 60 days after December 10, 2007 are deemed to be outstanding for the purpose of calculating that stockholder’s percentage beneficial ownership.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to shares of common stock of FLO Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 14000 Thunderbolt Place, Building R, Chantilly, Virginia 20151.

Item 2.	Identity and Background.

This statement is being filed by Soundpost Capital, LP, a Delaware limited partnership, Soundpost Capital Offshore, Ltd., a Cayman Islands exempted company, HFR HE Soundpost Master Trust, a Bermuda trust company and Jaime Lester (collectively, the “Reporting Persons”). Soundpost Capital, LP and Soundpost Capital Offshore, Ltd. (collectively, “Soundpost”) are both hedge funds and their only business is to make investments. Soundpost Partners, LP is the investment manager to Soundpost. The principal business address of Soundpost is 405 Park Avenue, 6th Floor, New York, NY 10022.

HFR HE Soundpost Master Trust (“SMT”) is a trust fund comprised of funds. Soundpost Partners, LP is the trading manager to SMT. The principal business address of SMT is 10 S. Riverside Plaza, Suite 700, Chicago, IL 60606.

Jaime Lester is the Managing Member of Soundpost and Soundpost Investments, LLC, the general partner of Soundpost Partners, LP and is the investment manager of SMT. Mr. Lester is a citizen of the United States of America. His principal occupation is as Managing Member of Soundpost Investments, LLC, and his principal business address is 405 Park Avenue, 6th Floor, New York, NY 10022.

During the last five years, neither Soundpost, SMT nor Mr. Lester has been convicted in a criminal proceeding (excluding misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 3, 2007, Soundpost Capital, LP purchased 34.8670 shares of the Issuer’s Series A preferred stock and warrants to purchase 139,468 shares of the Issuer’s common stock for $313,803 in cash. On July 3, 2007, Soundpost Capital Offshore, Ltd. purchased 24.1125 shares of the Issuer’s Series A preferred stock and warrants to purchase 96,450 shares of the Issuer’s common stock for $217,013 in cash. On July 3, 2007, SMT purchased 24.3535 shares of the Issuer’s Series A preferred stock and warrants to purchase 97,414 shares of the Issuer’s common stock for $219,182 in cash. On August 24, 2007, Soundpost Capital, LP purchased 24.7290 shares of the Issuer’s Series A preferred stock and warrants to purchase 98,916 shares of the Issuer’s common stock for $222,561 in cash. On August 24, 2007, Soundpost Capital Offshore, Ltd. purchased 30.8265 shares of the Issuer’s Series A preferred stock and warrants to purchase 123,306 shares of the Issuer’s common stock for $277,439 in cash. Each share of Series A preferred stock is convertible into 4,000 shares of common stock at a conversion price of $2.25 per common share. The Series A preferred stock has an 8% per year cumulative dividend, payable annually or upon conversion on a pro-rated basis. The warrants are exercisable for five years. One half of the warrants have an exercise price of $3.00 per share and one half of the warrants have an exercise price of $4.00 per share.

Item 4.	Purpose of Transaction.

Soundpost and SMT acquired the securities reported in Item 5 below for investment purposes. Soundpost and SMT intend to continuously review their investment in the Issuer, and may in the future determine to (i) dispose of all or a portion of the securities of the Issuer owned by it from time to time in public or private transactions, (ii) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the following paragraph of this Item 4 or (iv) otherwise change its investment intent. Notwithstanding anything contained herein to the contrary, Soundpost and SMT specifically reserve the right to change their intentions at any time with respect to any or all of such matters, as it deems appropriate. In reaching any decision as to its course of action (as well as to the specific elements thereof), Soundpost and SMT currently expect that they would take into consideration a variety of factors, including, but not limited to, the Issuer’s financial condition, business, operations and prospects, other developments concerning the Issuer and the travel security business generally, other business opportunities available to Soundpost and SMT, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer, and other relevant factors.

Other than as described herein, Soundpost and SMT have no present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

There were no transactions by the Reporting Person in the Issuer’s common stock effected in the past 60 days.

Jaime Lester disclaims beneficial ownership of the shares of common stock held by Soundpost and SMT.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement dated January 11, 2008, between Jaime Lester, Soundpost Capital, LP, Soundpost Capital Offshore, Ltd. and SMT.

After reasonable inquiry and to the best of its knowledge and belief, each of undersigned certifies that the information set forth in this statement is true, complete and correct.

Soundpost Capital, LP

Date: January 11, 2008	By:	/s/ Jaime Lester
Name: Jaime Lester Title: Managing Member

Soundpost Capital Offshore, Ltd.

Date: January 11, 2008	By:	/s/ Jaime Lester
Name: Jaime Lester Title: Managing Member

HFR HE Soundpost Master Trust

Date: January 11, 2008	By:	/s/ Jaime Lester
Name: Jaime Lester Title: Investment Manager

Date: January 11, 2008		/s/ Jaime Lester
Jaime Lester